EXHIBIT 99.1

Volvo Recovers SEK 120 M Following Tax Ruling

GOTEBORG, Sweden, April 08, 2004 (PRIMEZONE) -- AB Volvo has won a tax case in the administrative court of appeal, which means that the company will recover SEK 120 M. The ruling will have a positive effect on earnings for the first quarter of 2004.

The case involved Group-wide costs for the 1990 fiscal year. The Tax Authority was of the opinion that AB Volvo should have invoiced subsidiaries for some of its costs and consequently denied the company the right to deduct these. For its part, AB Volvo claimed that these were the Parent Company's own costs and consequently could not be invoiced to the subsidiaries. Initially, Volvo lost the case in the county administrative court, but appealed to the administrative court of appeal, which has now ruled in Volvo's favor. As a result of the ruling, Volvo will recover SEK 120 M.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 76,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and Frankfurt and on NASDAQ in the US.

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http://www.waymaker.net/bitonline/2004/04/08/20040408BIT20010/wkr0003.doc

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